EXCEED COMPANY LTD.
2010 THIRD QUARTER FINANCIAL RESULTS
Revenue up 25.8% year-over-year to RMB832.4 million
Net profit up 98.6% year-over-year to RMB111.0 million

Fujian, China, November 15, 2010 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the third quarter ended September 30, 2010.

Financial Highlights – Third quarter ended September 30, 2010

•	Revenue was RMB832.4 million (US$124.4 million), representing a 25.8% year-over-year increase.

•
Gross profit was RMB252.8 million (US$37.8 million), representing a 28.3% year-over-year increase. Gross margin was 30.4%, representing a 0.6 percentage point increase as compared to 29.8% for the third quarter of 2009.

•	Operating profit was RMB128.1 million (US$19.1 million), representing a 91.1% year-over-year increase.

•	Net profit was RMB111.0 million (US$16.6 million), representing a 98.6% year-over-year increase.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “Positive brand momentum from our new ‘happy lifestyle’ advertising campaign and new product launches boosted our results by tapping the potential of the younger population, which is the high growth segment of the sportswear market in China. With our continued retail network expansion, in terms of both the number and size of our retail stores, we are broadening our reach in the growing sportswear market.

“During the quarter, we made progress in our plan to improve efficiency and curtail costs, as evidenced by the year-over-year improvements in gross and operating margins. Notably, our advertising campaign focuses on more cost-effective channels and techniques, such as the engagement of popular celebrities as spokespersons and national television sponsorships. As we are building positive brand momentum with our advertising and promotional initiatives, the strength of our brand equity has allowed us to improve the average selling price (“ASP”) of our products.

“We expect our strong growth momentum to continue. We continue to benefit from China’s consumer and sportswear market growth and the success of our growth strategies, as demonstrated by the strong growth we recorded in our 2011 Spring/Summer sales fair, which was one of the strongest in the industry. In addition, as we continue our initiative to improve our ASP and to allocate our operating costs in a more effective way, we expect to continue to expand our margins with better economies of scale.”

The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on September 30, 2010 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.6905. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2010.

Third Quarter 2010 Financial Results

Revenue breakdown

	Nine months		Three months		Three months
	ended		ended		ended		2010 Q3
	Sep 30		Sep 30		Sep 30		vs.
	2010	% of	2010	% of	2009	% of	2009 Q3
	RMB'000	revenue	RMB'000	revenue	RMB'000	revenue	growth %

Footwear	986,283	48.3%	378,372	45.5%	351,127	53.1%	7.8%
Apparel	1,036,253	50.7%	444,256	53.4%	302,952	45.8%	46.6%
Accessories	20,368	1.0%	9,742	1.1%	7,629	1.1%	27.7%

Total	2,042,904	100%	832,370	100%	661,708	100%	25.8%

Our revenue is derived primarily from sales of the following products:
•
Footwear. Footwear accounted for 45.5% of revenue for the third quarter ended September 30, 2010 and principally includes seven categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear and outdoor footwear. A portion of our footwear production is outsourced.

•
Apparel. Sports apparel accounted for 53.4% of revenue for the third quarter ended September 30, 2010 and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely  outsourced.

•
Accessories. Accessories accounted for 1.1% of revenue for the third quarter ended September 30, 2010 and principally include bags, socks, hats and caps. Our accessories production is entirely outsourced.

Revenue. Revenue increased by 25.8% from RMB661.7 million for the third quarter ended September 30, 2009 to RMB832.4 million (US$124.4 million) for the third quarter ended September 30, 2010. Beginning in 2010, we have used the phrase “happy lifestyle” as the main theme in our Xidelong brand promotional activities and product offerings. The increase in revenue was primarily driven by results from the new advertising and promotional campaign, as well as the successful launch of new series of apparel and footwear products. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors. The number of the Xidelong retail stores increased by 557, from 3,637 as of September 30, 2009 to 4,194 as of September 30, 2010.

•
Revenue from footwear increased by 7.8%, from RMB351.1 million for the third quarter ended September 30, 2009 to RMB378.4 million (US$56.6 million) for the third quarter ended September 30, 2010, primarily due to a 12.1% increase in ASP. The sales volume in the third quarter decreased by 3.9% compared with the same period in 2009, as the delivery schedule has been shifted, and more products were delivered early this year. However, the sales volume in the first nine months in 2010 increased by 17.8% compared with the same period in 2009. As a result of our continuous marketing and brand promotion efforts, the footwear ASP increased, leading to an increase in overall footwear revenue.

•
Revenue from apparel increased by 46.6%, from RMB303.0 million for the third quarter ended September 30, 2009 to RMB444.3 million (US$66.4 million) for the third quarter ended September 30, 2010. This increase was primarily due to a 29.0% increase in sales volume and a 13.7% increase in ASP. The increase in product varieties, particularly the new lifestyle apparel products, has created a strong demand from end customers. In addition, the increase in the average size of the Xidelong retail stores, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of the apparel products.

•
Revenue from accessories increased by 27.7%, from RMB7.6 million for the third quarter ended September 30, 2009 to RMB9.7 million (US$1.4 million) for the third quarter ended September 30, 2010. This increase was primarily driven by an increase in product varieties.

Gross profit and Gross profit margin. Gross profit increased by 28.3% to RMB252.8 million (US$37.8 million) for the third quarter 2010, from RMB197.1 million for the same period 2009. Gross margin increased by 0.6 percentage points, from 29.8% for the third quarter ended September 30, 2009 to 30.4% for the third quarter ended September 30, 2010. This was primarily due to the increase in the ASP of our footwear and apparel products. The successful new advertising and promotion campaign has enhanced our brand recognition and we could therefore offer more lifestyle apparel products in a higher price range. A certain portion of footwear products were manufactured in-house, and cost controls within our own footwear production process improved, further enhancing the overall gross margin in this period.

Other income and gains. Other income and gains represented bank interest income. The increase from RMB0.2 million for the third quarter ended September 30, 2009 to RMB0.3 million (US$41,000) for the third quarter ended September 30, 2010 was mainly due to an increase in interest income, reflecting the higher average bank balance from strong business growth.

Operating expenses
Selling and distribution costs. Selling and distribution costs decreased by 7.0%, from RMB113.1 million for the third quarter ended September 30, 2009 to RMB105.2 million (US$15.7 million) for the third quarter ended September 30, 2010. The decrease was mainly due to the decrease in advertising and promotional expenses as a percentage of sales by approximately 4.6 percentage points, from 16.3% for the third quarter ended September 30, 2009 to 11.7% for the same period in 2010. Advertising and promotional expenses decreased by 10.0%, from RMB107.9 million for the third quarter ended September 30, 2009 to RMB97.1 million (US$14.5 million) for the third quarter ended September 30, 2010, primarily due to the change in capital spending cycle, whereby more significant advertising and promotional activities have been adopted in the first half of 2010. However, the advertising and promotional expenses in the first nine months ended September 2010 increased by 38.7%, from RMB172.3 million for the first nine months ended September 30, 2009 to RMB238.9 million (US$35.7 million) for the same period in 2010, representing 11.7% of sales during the period, as the Company has continued its strong effort and commitment in brand building.

Administrative expenses. Administrative expenses increased by 14.8%, from RMB10.2 million for the third quarter ended September 30, 2009 to RMB11.7 million (US$1.8 million) for the third quarter ended September 30, 2010, primarily due to the increased legal and consulting fees and other professional fees after the NASDAQ listing.

Research and development expenses. Research and development expenses increased by 15.7%, from RMB7.0 million for the third quarter ended September 30, 2009 to RMB8.1 million (US$1.2 million) for the third quarter ended September 30, 2010, primarily due to the continued investment in the design of new products and product parts to improve our product offering, as well as our research and development efforts with the China Institute of Sport Science.

Accordingly, total operating expenses decreased by approximately 4.1% to RMB125.0 million (US$18.7 million) for the third quarter ended September 30, 2010 from RMB130.3 million for the same period in 2009.

Finance costs. Finance costs decreased by 95.7%, from RMB9.2 million for the third quarter ended September 30, 2009 to RMB0.4 million (US$64,000) for the third quarter ended September 30, 2010, primarily due to preferred shares issued to Elevatech on March 28, 2008, which carried an interest rate of 12%, were redeemed at the time of our business combination in late 2009.

Profit before tax. As a result of the foregoing, profit before tax increased by 120.8%, from RMB57.8 million for the third quarter ended September 30, 2009 to RMB127.6 million (US$19.1 million) for the third quarter ended September 30, 2010.

Tax. Tax expenses increased from RMB1.9 million for the third quarter ended September 30, 2009 to RMB16.7 million (US$2.5 million) for the third quarter ended September 30, 2010, primarily because the full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. The subsidiary, however, will be entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for the period was 13.0%.

Profit. As a result of the above factors, profit for the third quarter ended September 30, 2010 was RMB111.0 million (US$16.6 million), an increase of 98.6% from RMB55.9 million for the third quarter ended September 30, 2009.

Balance Sheet
Inventory. The average inventory turnover days for the third quarter ended September 30, 2010 and 2009 were 13 days and 15 days, respectively. Inventory turnover days decreased mainly due to better production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the third quarter ended September 30, 2010 and 2009 were 64 days and 74 days, respectively. This was within the credit period given to our distributors. Our credit period was extended from two months to four months in 2009 to ease the financial pressure of our distributors after the global financial crisis; however, we have reviewed and tightened our credit control policy in 2010, given the business and financial status of our distributors has returned to normal. As a result, the trade receivables balance decreased to RMB585.9 million as of September 30, 2010, from RMB812.7 million as of December 31, 2009. We will continue our efforts to maintain tight control on trade receivables balance.

Trade payables. The average trade payables turnover days for the third quarter ended September 30, 2010 and 2009 were 19 days and 47 days, respectively. Average trade payables turnover days decreased as a result of our proactive strategy to maximize the bulk purchase discounts offered by the suppliers in exchange for quicker payment for raw materials and products.

Cash and bank balances and pledged time deposits. Cash and bank balances and pledged time deposits increased to RMB655.7 million (US$98.0 million) as of September 30, 2010 from RMB277.2 million as of December 31, 2009, primarily as a result of shorter payment time from our distributors.
Cash Flow
Cash inflow from operations was RMB129.2 million (US$19.3 million) for the third quarter ended September 30, 2010, compared to an outflow of RMB20.0 million for the same period in 2009, primarily due to shorter payment time from our distributors.

Business Highlights and Outlook

•	2011 Spring/Summer collection sales fair
■
2011 Spring/Summer sales fair was held at the Company's headquarters in Jinjiang in mid-September 2010. The total value of the wholesale orders placed at the sales fair grew by more than 25% over the same sales fair last year, which was one of the strongest growth rates in the industry.

•	Expansion of sales and distribution network
■	There were 4,194 Xidelong retail stores as of September 30, 2010, an increase of 557 compared with the number as of September 30, 2009. During the quarter, 207 retail stores were added.
■
The Company continued to deepen penetration into new cities, with the focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces. During September 30, 2009 to September 30, 2010, 123 stores were open in these provinces

•	Adoption of new marketing and promotion strategy
■
The Company has been using the “happy lifestyle” theme in promotional activities and product offerings and engaged new product spokesperson, By2, a popular Taiwan-based musical group, in May to align product image and offerings, The Company will maintain the new promotion initiatives as they have been effective in enhancing the brand and results.

Fourth Quarter and Fiscal Year 2010 Guidance

Exceed expects to generate net revenues in the range of RMB2,639.1 million to RMB2,680.6 million in the fiscal year 2010, representing a year-over-year increase of 27% to 29%, as compared with RMB2,078.0 million in 2009. This represents the Company’s preliminary estimates, and is subject to change.

Restatement of Interim Financial Statements for the period ended June 30, 2010 and 2009

During the preparation of the September 30, 2010 interim consolidated financial statements, we noted that the methodology used to calculate the amount of dilutive shares related to the warrants was inconsistent with the method prescribed in IAS 33, in which the amount of dilutive shares is the amount that would result in the issuance of ordinary shares for less than the average market price of ordinary shares during the period. As a result, the diluted weighted average shares was overstated by 6,293,340 for the six months ended June 30, 2010.

In addition, we noted that the weighted average shares used for the basic earnings per share did not include the 2009 escrow shares from when the contingent events were satisfied on December 31, 2009, but rather from when the escrow shares were released from escrow.

These changes do not impact any other income statement or balance sheet items.

As originally filed
	Three months ended June 30			Six months ended June 30		Three months ended March 31
	2010	2010	2009	2010	2009	2010	2009
	US$	RMB	RMB	RMB	RMB	RMB	RMB
Net profit per share
Basic	0.54	3.66	11.43	7.60	19.49	3.99	8.07
Diluted	0.38	2.55	9.08	4.75	15.50	2.20	6.42

Weighted average number of shares outstanding
Basic	24,615,188	24,615,188	5,741,466	22,047,584	5,741,466	19,451,451	5,741,466
Diluted	35,285,555	35,285,555	7,220,478	35,293,619	7,220,478	35,301,773	7,220,478

As adjusted
	Three months ended June 30			Six months ended June 30		Three months ended March 31
	2010	2010	2009	2010	2009	2010	2009
	US$	RMB	RMB	RMB	RMB	RMB	RMB
Net profit per share
Basic	0.53	3.56	11.43	6.67	19.49	3.10	8.07
Diluted	0.46	3.14	10.21	5.78	17.74	2.64	7.54

Weighted average number of shares outstanding
Basic	25,281,816	25,281,816	5,741,466	25,149,227	5,741,466	25,015,165	5,741,466
Diluted	28,667,376	28,667,376	7,220,478	29,000,279	7,220,478	29,334,157	7,220,478

Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, November 16, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s 2010 third quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
▶ United States	+1 866 839 8029
▶ China	10800 6400 091/10800 2640 090
▶ Hong Kong	800 901 587
▶ United Kingdom	0808 234 8407
▶ International		+852 2598 7556
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, November 23, 2010:

	Toll Free	Toll
▶ United States	+1 866 820 8960
▶ China	800 876 8083
▶ Hong Kong/International		+852 3018 0000
▶ United Kingdom	0800 015 4960
Participant Passcode	7063050

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Pamela Leung +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Delia Cannan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30						Nine months ended September 30
	2010		2010		2009		2010		2009
	US$'000		RMB'000		RMB'000		RMB'000		RMB'000
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenue		124,411		832,370		661,708		2,042,904		1,478,548

Cost of sales		(86,629)		(579,588)		(464,599)		(1,399,686)		(1,044,366)

Gross profit		37,782		252,782		197,109		643,218		434,182

Other income and gains		41		275		211		5,233		489
Selling and distribution costs		(15,720)		(105,180)		(113,088)		(258,572)		(187,439)
Administrative expenses		(1,754)		(11,741)		(10,225)		(34,819)		(30,411)
Research and development expenses		(1,205)		(8,061)		(6,995)		(31,351)		(20,029)

OPEARTING PROFIT		19,144		128,075		67,012		323,709		196,792

Finance costs		(64)		(429)		(9,238)		(1,650)		(26,515)
Share of loss in jointly-controlled entity		(2)		(11)		-		(18)		-

PROFIT BEFORE TAX		19,078		127,635		57,774		322,041		170,277

Tax		(2,489)		(16,651)		(1,893)		(43,403)		(2,471)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		16,589		110,984		55,881		278,638		167,806

EARNING PER SHARE
Net profit per share
Basic	US$	0.66	RMB	4.39	RMB	9.73	RMB	11.06	RMB	29.23
Diluted	US$	0.59	RMB	3.98	RMB	8.86	RMB	9.73	RMB	26.61

Weighted average number of shares outstanding
Basic		25,303,727		25,303,727		5,741,466		25,201,293		5,741,466
Diluted		27,909,665		27,909,665		7,220,478		28,632,885		7,220,478

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of nine months ended September 30		As of year ended December 31
	2010	2010	2009
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	39,626	265,119	272,578
Prepaid land lease payments	4,302	28,786	29,347
Deposit paid for acquisition of land use rights	1,794	12,000	-
Total non-current assets	45,722	305,905	301,925

CURRENT ASSETS
Inventories	12,795	85,606	55,966
Trade receivables	87,575	585,921	812,747
Prepayments, deposits and other receivables	5,006	33,484	19,840
Due from a shareholder	-	-	103
Pledged bank deposits	-	-	15,000
Cash and bank balances	98,005	655,704	262,204
Total current assets	203,381	1,360,715	1,165,860

CURRENT LIABILITIES
Trade and bills payables	18,375	122,932	195,538
Deposits received, other payables and accruals	7,580	50,723	62,842
Interest-bearing bank borrowings	2,690	18,000	58,000
Due to a director	-	-	1,687
Tax payable	2,487	16,637	1,286
Total current liabilities	31,132	208,292	319,353

NET CURRENT ASSETS	172,249	1,152,423	846,507

Net assets	217,971	1,458,328	1,148,432

STOCKHOLDER’S EQUITY
Issued share capital	3	17	13
Reserves	217,968	1,458,311	1,148,419

Total equity	217,971	1,458,328	1,148,432

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended September 30			Nine months ended September 30
	2010	2010	2009	2010	2009
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	19,310	129,196	(19,952)	421,736	18,817
Net cash outflow from investing activities	(81)	(542)	(886)	(15,940)	(1,502)
Net cash inflow/(outflow) from financing activities	(103)	(688)	3,381	(11,066)	69,113
Effect of exchange rate changes	(92)	(621)	(1)	(1,230)	(14)
Net increase/(decrease) in cash and cash equivalents	19,034	127,345	(17,458)	393,500	86,414
Cash at beginning of the period	78,971	528,359	223,940	262,204	120,068
Cash at end of the period	98,005	655,704	206,482	655,704	206,482